

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

March 2, 2017

<u>Via E-Mail</u>
Scott Durbin
Chief Financial Officer
Viveve Medical, Inc.
150 Commercial Street
Sunnyvale, California 94086

>   **Re: Viveve Medical, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 23, 2017**
>   **File No. 333-216187**

Dear Mr. Durbin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laurie Abbott at (202) 551-8071 with any questions.

>   Sincerely,
>
>   /s/ Laurie Abbott for
>
>   Amanda Ravitz
>   Assistant Director
>   Office of Electronics and Machinery

cc: Bradley A. Bugdanowitz, Esq.
       Goodwin Procter LLP